CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$5,500,000	$638.55

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing Supplement dated January 12, 2011 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010 and Index Supplement dated August 31, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$5,500,000 Super TrackSM Notes due February 16, 2012 Linked to the Least Performing Index Out of Multiple Indices Global Medium-Term Notes, Series A, No. E-6326

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	January 12, 2011

Issue Date:	January 18, 2011

Final Valuation Date:	February 13, 2012*

Maturity Date:	February 16, 2012** (resulting in a term to maturity of approximately 13 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Assets:

The Nikkei® 225 Index (Bloomberg ticker symbol “NKY <Index>”) (the “Nikkei Index”) and the TOPIX® Index (Bloomberg ticker symbol “TPX” <Index>”) (the “TOPIX Index”).

Each of the Nikkei Index and the TOPIX Index are referred to in this pricing supplement as an “Index” and collectively as the “Indices”.

Least Performing Index:	The Index with the lowest Index Return, as calculated in the manner set forth below.

Maximum Return:	18.50%

Upside Leverage Factor:	2.00

Payment at Maturity:

If the Index Return of the Least Performing Index is greater than 0%, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Index Return of the Least Performing Index multiplied by the upside leverage factor, subject to a maximum return on the Notes. For example, assuming that the maximum return is set at 18.50%, if the Index Return of the Least Performing Index is 9.25% or more, you will receive the maximum return on the Notes of 18.50%, which entitles you to the maximum total payment of $1,185 for every $1,000 principal amount Note that you hold. Accordingly, if the Index Return of the Least Performing Index is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 × (Index Return of the Least Performing Index x Upside Leverage Factor)]

If the Index Return of the Least Performing Index is equal to 0.00%, you will receive the principal amount of your Notes; and

If the Index Return of the Least Performing Index is negative, you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the Index Return of the Least Performing Index, calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × Index Return of the Least Performing Index]

An investment in the Notes will be fully exposed to any decline in the Least Performing Index from its initial level to its final level. Any payment due on the Notes is based solely on the performance of the Least Performing Index, and the performance of the Index that is not the Least Performing Index will not be taken into account for the purposes of calculating any payments due under the Notes. You may lose up to 100% of your investment in the Notes. Any payment on the Notes, including any payment due at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Index Return:	The performance of an Index from its initial level to its final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level of the Nikkei Index:	10,512.80, the closing level of the Nikkei Index on the initial valuation date.

Initial Level of the TOPIX Index:	929.64, the closing level of the TOPIX Index on the initial valuation date.

Final Level of an Index:	The closing level of the Nikkei Index or the TOPIX Index, as the case may be, on the final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741JBL2 and US06741JBL26

*	Subject to postponement in the event of a market disruption event with respect to either Index and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event with respect to either Index and as described under “Terms of the Notes–-Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

We may use this pricing supplement in the initial sale of the Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after the initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	1.00%	99.00%
Total	$5,500,000	$55,000	$5,445,000

‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 1.00% of the principal amount of the notes, or $10.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 and the index supplement dated August 31, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

•	Index Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201630/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Least Performing Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Index Return of the Least Performing Index	Payment at Maturity	Total Return on Notes
100.00%	$1,185.00	18.50%
90.00%	$1,185.00	18.50%
80.00%	$1,185.00	18.50%
70.00%	$1,185.00	18.50%
60.00%	$1,185.00	18.50%
50.00%	$1,185.00	18.50%
40.00%	$1,185.00	18.50%
30.00%	$1,185.00	18.50%
20.00%	$1,185.00	18.50%
10.00%	$1,185.00	18.50%
9.25%	$1,185.00	18.50%
5.00%	$1,100.00	10.00%
2.50%	$1,050.00	5.00%
0.00%	$1,000.00	0.00%
-5.00%	$950.00	-5.00%
-10.00%	$900.00	-10.00%
-20.00%	$800.00	-20.00%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-60.00%	$400.00	-60.00%
-70.00%	$300.00	-70.00%
-80.00%	$200.00	-80.00%
-90.00%	$100.00	-90.00%
-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated and make the following assumptions:

•	Initial Level of the Nikkei Index: 10,512.80

•	Initial Level of the TOPIX Index: 929.64

Example 1: The level of the Nikkei Index increases from an initial level of 10,512.80 to a final level of 12,615.36 and the level of the TOPIX Index increases from an initial level of 929.64 to a final level of 976.12.

Because the Index Return of the Nikkei Index of 20.00% is greater than the Index Return of the TOPIX Index of 5.00%, the TOPIX Index is the Least Performing Index. Because the Index Return of the Least Performing Index multiplied by the upside leverage factor of 2.00 does not exceed the maximum return of 18.50%, the investor receives a payment at maturity of $1,100.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 × (5.00% x 2.00)] = $1,100.00

The total return on the investment of the Notes is 10.00%.

Example 2: The level of the Nikkei Index increases from an initial level of 10,512.80 to a final level of 13,666.64 and the level of the TOPIX Index increases from an initial level of 929.64 to a final level of 1,115.57.

Because the Index Return of the Nikkei Index of 30.00% is greater than the Index Return of the TOPIX Index of 20.00%, the TOPIX Index is the Least Performing Index. Because the Index Return of the Least Performing Index multiplied by the upside leverage factor of 2.00 exceeds the maximum return of 18.50%, the investor receives a payment at maturity of $1,185.00 per $1,000.00 principal amount Note, the maximum total payment on the Notes.

The total return on investment of the Notes is 18.50%.

Example 3: The level of the TOPIX Index increases from an initial level of 929.64 to a final level of 1,022.60 and the level of the Nikkei Index decreases from an initial level of 10,512.80 to a final level of 9,987.16.

Because the Index Return of the TOPIX Index of 10.00% is greater than the Index Return of the Nikkei Index of -5.00%, the Nikkei Index is the Least Performing Index. Because the Index Return of the Least Performing Index is negative, the investor will receive a payment at maturity of $950.00 per $1,000.00 principal amount Note, calculated as follows:

$1,000 + ($1,000 × -5.00%) = $950.00

The total return on the investment of the Notes is –5.00%.

Example 4: The level of the TOPIX Index decreases from an initial level of 929.64 to a final level of 836.68 and the level of the Nikkei Index decreases from an initial level of 10,512.80 to a final level of 7,358.96.

Because the Index Return of the TOPIX Index of –10.00% is greater than the Index Return of the Nikkei Index of –30.00%, the Nikkei Index is the Least Performing Index. Because the Index Return of the Least Performing Index is negative, the investor will receive a payment at maturity of $700.00 per $1,000.00 principal amount Note, calculated as follows:

$1,000 + ($1,000 × -30.00%) = $700.00

The total return on the investment of the Notes is –30.00%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities) “; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns up to the maximum return on the Notes, or a maximum additional payment, for every $1,000 principal amount Note, equal to $1,000 multiplied by the maximum return. The maximum return will be set on the initial valuation date and will not be less than 18.50%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party.

•

Diversification Among the Indices—The return on the Notes is linked to the performance of the Nikkei Index and the TOPIX Index. The Nikkei 225 Index is a modified price-weighted stock index that measures the composite price performance of 225 underlying stocks trading on the First Section of the Tokyo Stock Exchange, Inc. representing a broad cross-section of Japanese industries. For additional information about the Nikkei 225 Index, see the information set forth under “Equity Indices—Nikkei 225 Index” in the index supplement. The TOPIX® Index is a free float-adjusted market-capitalization weighted index comprised of all domestic common stocks listed on the First Section of the Tokyo Stock Exchange. For additional information about the TOPIX® Index, see the information set forth under “Equity Indices—TOPIX® Index” in the index supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Indices. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, your Notes should be treated in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in either Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and the index supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors—Additional Risks Relating to Securities with More Than One Reference Asset, Where the Performance of the Security Is Based on the Performance of Only One Reference Asset”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds.”

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Least Performing Index and will depend on whether, and the extent to which, the Index Return of the Least Performing Index is positive or negative. Your investment will be fully exposed to any decline in the final level of the Least Performing Index as compared to the initial level of the Least Performing Index. You will lose some or all of your investment at maturity if the final level of the Least Performing Index declines from its initial level. Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

•

Any Payment on the Notes is Calculated Solely Based on the Performance of the Least Performing Index—The payment due on your Notes at maturity, if any, will be based solely on the Index Return of the Least Performing Index. You will not receive any payment on your Notes in respect of any appreciation from the initial level to the final level of the Index that is not the Least Performing Index, nor will your losses on the Notes, if any, be limited by any decline from the initial level to the final level of the Index that is not the Least Performing Index. In other words, even if one Index appreciates by a percentage greater than the appreciation of the Least Performing Index, or if one Index appreciates while the Least Performing Index depreciates, any payment due on your Notes at maturity will be calculated based only on the Index Return of the Least Performing Index. Similarly, if each of the Indices have a negative Index Return, the amount of your investment that you will lose at maturity will be calculated based solely on the Index Return of the Least Performing Index and will not be limited in any way by virtue of the fact that the Index Return of the other Index was greater than the Index Return of the Least Performing Index. Accordingly, your investment in the Notes will result in a return that is less, and may be substantially less, than an investment that is linked to the Index that is not the Least Performing Index.

•

The Payment at Maturity of Your Notes is Not Based on the Level of the Least Performing Index at Any Time Other than the Final Level on the Final Valuation Date—The final level of the Least Performing Index will be based solely on the final level of the Least Performing Index on the final valuation date (subject to adjustments as described in the prospectus supplement). Therefore, if the level of the Least Performing Index fell precipitously on the final valuation date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Least Performing Index prior to such drop.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the Index Return of the Least Performing Index is greater than 0%, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum return multiplied by $1,000. We refer to this percentage as the maximum return, which will be set on the initial valuation date and will not be less than 18.50%.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any payment due at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities comprising either Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Indices on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Indices;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Indices;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Nikkei Index based on the daily closing level of the Nikkei Index from January 5, 2004 through January 12, 2011. The closing level of the Nikkei Index on January 12, 2011 was 10,512.80.

We obtained the closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Nikkei Index should not be taken as an indication of future performance, and no assurance can be given as to the Nikkei Index closing level on the final valuation date. We cannot give you assurance that the performance of the Nikkei Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The following graph sets forth the historical performance of the TOPIX Index based on the daily closing level of the TOPIX Index from January 5, 2004 through January 12, 2011. The closing level of the TOPIX Index on January 12, 2011 was 929.64.

We obtained the closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the TOPIX Index should not be taken as an indication of future performance, and no assurance can be given as to the TOPIX Index closing level on the final valuation date. We cannot give you assurance that the performance of the TOPIX Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.